Final Term Sheet

Pricing Term Sheet	Filed pursuant to Rule 433
dated March 6, 2013	Registration File No. 333-166175
Supplementing the Preliminary
Prospectus Supplements
dated March 5, 2013
(To Prospectus dated April 20, 2010)

MGIC Investment Corporation
Concurrent Offerings of

135,000,000 Shares of Common Stock, par value $1.00 per share
(the “Common Stock Offering”)

and

$450,000,000 principal amount of
2.00% Convertible Senior Notes due 2020
(the “Convertible Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated March 5, 2013 relating to the Common Stock Offering and the related base prospectus dated April 20, 2010, including the documents incorporated by reference therein (the “Common Stock Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated March 5, 2013 relating to the Convertible Notes Offering and the related base prospectus dated April 20, 2010, including the documents incorporated by reference therein (the “Convertible Notes Prospectus Supplement”), each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-166175.

Issuer:	MGIC Investment Corporation, a Wisconsin corporation.

Ticker / Exchange for Common Stock:	MTG / New York Stock Exchange (“NYSE”).

Trade Date:	March 7, 2013.

Settlement Date:	March 12, 2013.

Common Stock Offering:

Title of Securities:	Common stock, par value $1.00 per share, of the Issuer.

Shares Offered and Sold:	135,000,000 shares (or a total of 155,250,000 shares if the underwriters exercise their option to purchase up to 20,250,000 additional shares of the Issuer’s common stock in full).

Initial Price to Public:	$5.15 per share / $695,250,000 total (excluding the underwriters’ option to purchase up to 20,250,000 additional shares of the Issuer’s common stock).

Underwriting Discount:	$0.23175 per share / $31,237,582 total (excluding the underwriters’ option to purchase up to 20,250,000 additional shares of the Issuer’s common stock).

Proceeds, Before Expenses, to the Issuer:

$4.91825 per share / $664,012,418 total (excluding the underwriters’ option to purchase up to 20,250,000 additional shares of the Issuer’s common stock).

The Underwriters will not receive any discount on any shares purchased by the Issuer’s officers. The total underwriting discount and the total proceeds, before expenses, to the Issuer are based upon the discount received by the underwriters for shares of common stock, other than the 210,000 shares of common stock to be purchased by such officers. The total underwriting discount and total proceeds, before expenses, to the Issuer reflects the fact that the Issuer will receive the full initial price to public of the shares purchased by such officers.

Convertible Senior Notes Offering:

Title of Securities:	2.00% Convertible Senior Notes due 2020 (the “Notes”).

Aggregate Principal Amount Offered:

$450,000,000 principal amount of Notes (or a total of $500,000,000 principal amount of Notes if the underwriters exercise their right to purchase up to $50,000,000 principal amount of additional Notes in full). The Issuer may, without the consent of the Holders, reopen the indenture for the Notes and issue additional Notes under the indenture with the same terms as the Notes offered hereby in an unlimited aggregate principal amount; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have a separate CUSIP number.

Initial Price to Public:	100% per Note

Maturity:	April 1, 2020, unless earlier converted, redeemed or repurchased.

Interest Rate:	2.00% per year.

Interest Payment Dates:

April 1 and October 1 of each year, commencing on October 1, 2013, to holders of record at the close of business on the March 15 or September 15 (as the case may be) immediately preceding such interest payment date. The Issuer does not have the right to defer interest payments on the Notes.

NYSE Closing Stock Price on March 6, 2013:	$5.61 per share of the Issuer’s common stock.

Reference Price:	$5.15 per share of the Issuer’s common stock, the initial price to public per share in the Common Stock Offering.

Conversion Premium:	35% above the Reference Price.

Initial Conversion Price:	Approximately $6.95 per share of the Issuer’s common stock.

Initial Conversion Rate:	143.8332 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

Conversion Rights:

Holders will be able to convert their Notes, subject to the terms and conditions described in the Convertible Notes Prospectus Supplement, at their option before the close of business on the business day immediately preceding January 1, 2020 only under the following circumstances: (1) during any calendar quarter commencing after March 31, 2014 (and only during such calendar quarter), if the last reported sale price of the Issuer’s common stock for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (referred to as the ‘‘measurement period’’) in which the trading price per $1,000 principal amount of Notes, as determined following a request by a Holder in accordance with the indenture, for each trading day during that measurement period was less than 98% of the product of the last reported sale price of the common stock and the applicable conversion rate on such trading day; (3) any time prior to the close of business on the business day prior to the redemption date if the Issuer calls the Notes for redemption; or (4) upon the occurrence of specified corporate events. However, on or after January 1, 2020, until the close of business on the second scheduled trading day immediately preceding the maturity date, Holders may convert their Notes at any time, regardless of the conditions specified above.

Conversion Restrictions:

No beneficial owner of Notes will be entitled to receive shares of the Issuer’s common stock upon conversion of the Notes and any delivery of shares of the Issuer’s common stock upon conversion of the Notes will be void and of no effect (i) if the beneficial owner of such Notes or certain persons with which such beneficial owner is affiliated or associated is an Acquiring Person, or (ii) to the extent (but only to the extent) that such receipt or delivery would cause the beneficial owner of such Notes or such persons to become an Acquiring Person. An ‘‘Acquiring Person’’ generally means any person, entity or group that is or has become, by itself or together with its affiliates and associates, a beneficial owner of 5.0% or more of the shares of the Issuer’s common stock then outstanding, unless such person is excluded from the definition of Acquiring Person pursuant to the Issuer’s shareholder rights plan.

Optional Redemption:

At any time on or after April 10, 2017, the Issuer may redeem all or part of the Notes, but only if the last reported sale price of the Issuer’s common stock for 20 or more trading days (whether consecutive or not), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, in a period of 30 consecutive trading days ending on, and including, the trading day prior to the date the Issuer provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest to the Holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Fundamental Change Repurchase Right of Holders:	If a “fundamental change” (as defined in the Convertible Notes Prospectus Supplement) occurs at any time, Holders will have the right, at their option, to require the Issuer to repurchase all or a portion of their Notes. The fundamental change repurchase price for such a repurchase will be 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but not including, the fundamental change repurchase date. Any Notes repurchased by the Issuer will be paid for in cash.

Underwriting Discount:

The following table shows the per Note and total underwriting discount to be paid to the underwriters by the Issuer.  Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $50,000,000 aggregate principal amount of Notes.

	Per Note	No Exercise	Full Exercise
	$30	$13,500,000	$15,000,000

CUSIP Number:	552848AE3

ISIN Number:	US552848AE34

Adjustment to Shares Delivered upon Conversion upon Certain Transactions:

The following table sets forth the share price paid per share of the Issuer’s common stock in connection with a “make-whole adjustment event” (as defined in the Convertible Note Prospectus Supplement) and the number of additional shares per $1,000 principal amount of Notes by which the conversion rate will be increased:

	Share Price
Effective Date	$5.15	$5.50	$6.00	$6.50	$6.95	$7.50	$8.00	$8.50	$9.04	$10.00	$12.50	$15.00	$17.50

March 12, 2013	50.3415	46.9417	38.7791	32.3937	27.6087	22.6377	19.4634	16.2648	13.9088	10.1588	4.2851	1.5239	0.3049

April 1, 2014	50.3415	44.9879	36.9555	30.6662	25.5482	20.7538	17.6244	14.5614	12.3676	8.8424	3.4915	1.0913	0.1016

April 1, 2015	50.3415	43.1156	34.7144	27.9774	23.0335	18.6292	15.2952	12.4228	10.4233	7.1387	2.4633	0.5788	0.0000

April 1, 2016	50.3415	40.0969	31.3660	24.5912	20.2915	15.4994	11.9826	9.3866	7.6599	4.6824	1.1720	0.0417	0.000

April 1, 2017	50.3415	38.6545	28.6499	20.6577	14.6028	9.0453	4.9589	2.2925	1.1143	0.000	0.000	0.000	0.000

April 1, 2018	50.3415	41.2822	30.4255	22.0989	16.0972	10.6457	6.4098	3.0947	0.000	0.000	0.000	0.000	0.000

April 1, 2019	50.3415	42.1705	31.3423	22.6564	16.6961	10.5356	6.1460	2.7100	0.000	0.000	0.000	0.000	0.000

April 1, 2020	50.3415	37.9850	22.8335	10.0130	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•      If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two effective dates, as applicable, based on a 365-day year.

•      If the share price is greater than $17.50 per share, subject to adjustment, the conversion rate will not be adjusted.

•      If the share price is less than $5.15 per share, subject to adjustment, the conversion rate will not be adjusted.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 194.1747 shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes— Conversion Rate Adjustments” in the Convertible Notes Prospectus Supplement.

Other Offering Information:

Estimated Net Proceeds:

The Issuer expects to raise approximately $1.1 billion in net proceeds from the Common Stock Offering and the Convertible Notes, after deducting the underwriting discounts and offering expenses payable by the Issuer, assuming no exercise of either the underwriters’ option to purchase up to 20,250,000 additional shares of the Issuer’s common stock in the Common Stock Offering or the underwriters’ option to purchase up to an additional $50,000,000 aggregate principal amount of Convertible Notes in the Convertible Notes Offering.

Use of Proceeds:

The Issuer intends to use the net proceeds from the Common Stock Offering and the Convertible Notes Offering to provide funds for the Issuer’s general corporate purposes, which may include increasing the capital of Mortgage Guaranty Insurance Corporation and other subsidiaries of the Issuer and improving liquidity by providing funds for debt service.

The Issuer estimates that its share of the total expenses of the Common Stock Offering and the Convertible Notes Offering, excluding underwriting discounts and commissions, will be approximately $800,000.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	Dowling & Partners Securities, LLC FBR Capital Markets & Co. Barclays Capital Inc. Keefe, Bruyette & Woods, Inc.

The Issuer has filed a registration statement (including Common Stock Prospectus Supplement and the Convertible Notes Prospectus Supplement) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the Common Stock Prospectus Supplement and/or the Convertible Notes Prospectus Supplement, as the case may be, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may obtain these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain copies from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Common Stock Prospectus Supplement and the Convertible Notes Prospectus Supplement. The information in this communication supersedes the information in the relevant preliminary Prospectus Supplement to the extent inconsistent with the information in such preliminary Prospectus Supplement.

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